AOC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS

Cash	$	201,419
Due from clearing account		672,950
Commissions receivable		50,000
Other receivables		115,040
Prepaid expenses		7,374
TOTAL ASSETS	$	1,046,783

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$	81,827
Commissions payable		429,148
Payables to affiliates		123,073
Payroll liabilities payable		3,888
Other payables		168,703
TOTAL LIABILITIES		806,639
MEMBERS' EQUITY		240,144
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,046,783

The accompanying notes are an integral part of these financial statements.